UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
January 30, 2007
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Resolutions from the Annual Shareholders ´ Meeting
Dividend Payment Press Release, published on January 26, 2007
SIGNATURES

Resolutions from the Annual Shareholders’ Meeting
At the Annual Shareholders’ Meeting of Siemens AG on January 25, 2007, resolutions were passed on Items 3 - 9 of the Agenda. The Agenda together with the Notice of Annual Shareholders’ Meeting was furnished under cover of Siemens AG’s Form 6-K dated December 15, 2006. The following are the detailed voting results:
a)	Resolution on the postponement of individual ratification of Dr. Thomas Ganswindt

Yes	No
99.746% (245,412,572)	0.254% (623,065)
b)	Resolution on the postponement of individual ratification of Mr. Heinz-Joachim Neubürger

Yes	No
99.999% (246,291,984)	0.001% (195)
c)	Resolution on the postponement of Item 4

Yes	No
1.175% (2,692,014)	98.825% (226,289,341)
d)	Resolution on the postponement of Item 5

Yes	No
1.182% (2,686,394)	98.818% (224,557,060)
e)	Resolution on Item 3 of the Agenda (to consider and vote upon appropriation of the net income of Siemens AG to pay a dividend)

Yes	No
99.601% (361,513,665)	0.399% (1,448,042)
f)	Resolution on Item 4 of the Agenda (to ratify the acts of the Managing Board)

Individual ratification of Dr. Klaus Kleinfeld:

Yes	No
71.424% (240,867,711)	28.576% (96,367,875)
Individual ratification of Prof. Johannes Feldmayer:

Yes	No
71.646% (241,369,994)	28.354% (95,518,633)
Individual ratification of Dr. Thomas Ganswindt:

Resolution postponed

Individual ratification of Mr. Joe Kaeser:

Yes	No
71.404% (240,555,203)	28.596% (96,333,780)
Individual ratification of Prof. Edward G. Krubasik:

Yes	No
71.642% (241,359,062)	28.358% (95,534,535)

Individual ratification of Mr. Rudi Lamprecht:

Yes	No
71.458% (240,736,394)	28.542% (96,154,948)
Individual ratification of Mr. Eduardo Montes:

Yes	No
71.645% (241,366,008)	28.355% (95,524,308)
Individual ratification of Mr. Heinz-Joachim Neubürger:

Resolution postponed

Individual ratification of Dr. Jürgen Radomski:

Yes	No
71.642% (241,362,258)	28.358% (95,533,653)
Individual ratification of Prof. Erich R. Reinhardt:

Yes	No
71.644% (241,368,184)	28.356% (95,526,535)
Individual ratification of Prof. Hermann Requardt:

Yes	No
71.649% (241,380,819)	28.351% (95,511,162)
Individual ratification of Dr. Uriel J. Sharef:

Yes	No
71.646% (241,375,270)	28.354% (95,521,789)
Individual ratification of Prof. Claus Weyrich:

Yes	No
71.706% (241,577,410)	28.294% (95,318,295)
Individual ratification of Prof. Klaus Wucherer:

Yes	No
71.645% (241,370,289)	28.355% (95,525,870)
g)	Resolution on Item 5 of the Agenda (to ratify the acts of the Supervisory Board)

Individual ratification of Prof. Heinrich v. Pierer:

Yes	No
65.935% (210,992,623)	34.065% (109,003,564)
Individual ratification of Mr. Ralf Heckmann:

Yes	No
68.245% (212,881,176)	31.755% (99,053,591)
Individual ratification of Dr. Josef Ackermann:

Yes	No
67.975% (212,044,336)	32.025% (99,899,066)

Individual ratification of Mr. Lothar Adler:

Yes	No
68.247% (212,888,864)	31.753% (99,046,972)
Individual ratification of Mr. Gerhard Bieletzki:

Yes	No
68.248% (212,890,409)	31.752% (99,044,615)
Individual ratification of Mr. John David Coombe:

Yes	No
68.250% (212,899,264)	31.750% (99,039,057)
Individual ratification of Ms. Hildegard Cornudet:

Yes	No
68.249% (212,895,637)	31.751% (99,039,850)
Individual ratification of Dr. Gerhard Cromme:

Yes	No
68.062% (211,108,204)	31.938% (99,057,699)
Individual ratification of Ms. Birgit Grube:

Yes	No
68.249% (212,895,631)	31.751% (99,040,926)
Individual ratification of Mr. Heinz Hawreliuk:

Yes	No
68.247% (212,890,667)	31.753% (99,049,071)
Individual ratification of Mr. Berthold Huber:

Yes	No
68.247% (212,890,103)	31.753% (99,048,948)
Individual ratification of Prof. Walter Kröll:

Yes	No
68.250% (212,901,533)	31.750% (99,039,664)
Individual ratification of Mr. Wolfgang Müller:

Yes	No
68.250% (212,901,318)	31.750% (99,037,621)
Individual ratification of Mr. Georg Nassauer:

Yes	No
68.249% (212,898,198)	31.751% (99,041,249)
Individual ratification of Mr. Thomas Rackow:

Yes	No
68.249% (212,897,529)	31.751% (99,040,838)

Individual ratification of Dr. Albrecht Schmidt:

Yes	No
68.247% (212,892,642)	31.753% (99,049,201)
Individual ratification of Dr. Henning Schulte-Noelle:

Yes	No
68.247% (212,893,709)	31.753% (99,047,831)
Individual ratification of Mr. Peter von Siemens:

Yes	No
68.251% (212,900,996)	31.749% (99,036,666)
Individual ratification of Mr. Jerry I. Speyer:

Yes	No
68.250% (212,900,017)	31.750% (99,040,013)
Individual ratification of Lord lain Vallance of Tummel:

Yes	No
68.248% (212,895,106)	31.752% (99,045,550)
Individual ratification of Mr. Klaus Wigand:

Yes	No
68.251% (212,901,933)	31.749% (99,036,998)
h)	Resolution on Item 6 of the Agenda (to ratify the appointment of independent auditors for the audit of the Annual and Consolidated Financial Statements)

Yes	No
94.282% (323,633,364)	5.718% (19,625,526)
i)	Resolution on Item 7 of the Agenda (to consider and vote upon a resolution authorizing the acquisition and use of Siemens shares and the exclusion of shareholders’ preemptive and tender rights)

Yes	No
97.897% (354,397,526)	2.103% (7,612,458)
j)	Resolution on Item 8 of the Agenda (to consider and vote upon amendments to the Articles of Association in order to modernize them)

Yes	No
99.789% (361,702,074)	0.211% (761,458)
k)	Resolution on Item 9 of the Agenda (to consider and vote upon an amendment to the Articles of Association to adjust to new legislation)

Yes	No
99.835% (361,925,813)	0.165% (596,554)

Siemens
Dividend announcement
(English translation of publication in the Börsenzeitung)
ISIN DE0007236101
The Annual Shareholders’ Meeting of Siemens AG on January 25, 2007 resolved that the unappropriated net income of € 1,292,076,499.45 for fiscal year 2005/2006 be used to pay a dividend of €1.45 on each no-par value share entitled to receive a dividend and that the amount attributable to the shares of stock of Siemens AG held in treasury by the Company at the date of the Annual Shareholders’ Meeting be carried forward.
For German shareholders this dividend will be subject to the so-called “Halbeinkünfteverfahren” which was installed by the “Gesetz zur Senkung der Steuersätze und zur Reform der Unternehmensbesteuerung” dated October 23, 2000.
The dividend is payable on January 26, 2007, after deduction of 20% withholding tax and a 5.5% solidarity surcharge on the withholding tax (totalling 21.1%).
Payment of the dividend will be effected by your depositary bank via Clearstream Banking AG.
To claim a refund of the deducted withholding tax, including the solidarity surcharge, domestic shareholders must timely submit a non-taxation attestation (“Nichtveranlagungsbescheinigung”) or a sufficient non-deduction application (“Freistellungsauftrag”) to their depositary bank.
Berlin and Munich, January 25, 2007
Siemens Aktiengesellschaft
The Managing Board

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: January 30, 2007	/s/ Dr. Paul Hobeck
	Name:	Dr. Paul Hobeck
	Title:	General Counsel

/s/ Dr. Tanja Koehler
	Name:	Dr. Tanja Koehler
	Title:	Corporate Legal Counsel